

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2021

Peter J. Holst
Chief Executive Officer
Oblong, Inc.
25587 Conifer Road, Suite 105-231
Conifer, CO 80433

Re: Oblong, Inc.
     Registration Statement on Form S-3
     Filed January 15, 2021
     File No. 333-252145

Dear Mr. Holst:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ronald R. Levine, II, Esq.